P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-1955
tara_r_buckley@vanguard.com

December 2, 2010

Brion Thompson, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard International Equity Index Funds; File No. 33-32548

Dear Mr. Thompson:

The following responds to your comments of December 1, 2010 on the post-effective amendment of the above-referenced registrant. You commented on Post-Effective Amendment No. 71, which was filed on October 27, 2010 pursuant to Rule 485(a).

Comment 1: Comment:	All Funds – Prospectus – Front Cover – Ticker Symbol Include the ticker symbols on the front cover for the Institutional Plus share class of each Fund.
Response: Comment 2: Comment:

We have added the requested disclosure.

All Funds – Prospectus – Fees and Expenses

Delete any footnotes to the fee table that describe the application of a purchase or redemption fee. This information is not permitted by Form N-1A in the summary section.

Response: Comment 3: Comment:

We have deleted the footnotes to the fee table.

All Funds – Prospectus – Fees and Expenses

If retaining any footnotes to the fee table, the footnotes should be placed underneath the Annual Fund Operating Expenses table.

Response: Comment 4: Comment:

We have not retained any footnotes to the fee table.

All Funds – Prospectus – Fund Summary – Primary Risks

Unless each Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:	The Funds may be sold through depository institutions. Therefore, we will retain this disclosure.

Comment 5: Comment:

All Funds – Summary Prospectus – Front Cover

Please provide the incorporation by reference disclosure that will be included on the front cover of each summary prospectus. Funds may only incorporate by reference into the summary prospectus that information permitted by Rule 498(b)(3)(ii).

Response:	The cover page of each summary prospectus will include the following disclosure:

The Fund’s statutory Prospectus and Statement of Additional Information dated December [__], 2010, and financial highlights information from the most recent shareholder report are incorporated into and made part of this Summary Prospectus by reference.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

• Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

• The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1955 with any questions or comments regarding the above responses and explanations.

Sincerely,

Tara R. Buckley
Associate Counsel
The Vanguard Group, Inc.